                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       Information to be Included in Statements Filed Pursuant to 13d-1(a) and Amendments Thereto Filed Pursuant to 13d-2(a)

                                (AMENDMENT NO. 3)

                             Doubletree Corporation
                           --------------------------
                                (Name of issuer)


                          Common Stock, $.01 Par Value
                        ---------------------------------
                         (Title of class of securities)

                                   258624 10 5
                                 (CUSIP number)

                         Red Lion, a California Limited
                          Partnership, and RLA-GP, Inc.
                            c/o Michael W. Michelson
                       Kohlberg Kravis Roberts & Co. L.P.
                         2800 Sand Hill Road, Suite 200
                          Menlo Park, California 94025
                                 (650) 233-6560
                 ----------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    COPY TO:

                             Tracy K. Edmonson, Esq.
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                         San Francisco, California 94111
                                 (415) 391-0600

                                December 19, 1997
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]




                                Page 1 of 6 Pages
                           Exhibit Index is on Page 6

                                  SCHEDULE 13D


CUSIP No.     258624 10 5                                      PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

        RED LION, A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        OO (SEE ITEM 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------





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
                                  SCHEDULE 13D


CUSIP No.     258624 10 5                                      PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

        RLA-GP, INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        OO (SEE ITEM 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------






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

             This Amendment No. 3 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D dated November 18, 1996, as amended by Amendment No. 1 to Schedule 13D dated February 6, 1997 and by Amendment No. 2 to Schedule 13D dated September 1, 1997 (as amended, the "Schedule 13D"), relating to shares of common stock, par value $0.01 per share (the "Doubletree Common Stock"), of Doubletree Corporation, a Delaware corporation ("Doubletree"). The principal executive offices of Doubletree are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008. This Amendment No. 3 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning set forth in the Schedule 13D.


Item 4.      Purpose of Transaction.

Item 5.      Interests In Securities of the Issuer.

             Items 4 and 5 to Schedule 13D are hereby amended, in pertinent part, as follows:

             On December 19, 1997, Red Lion received 3,882,283 shares of common stock, par value $0.01 per share ("Parent Common Stock"), of Parent Holding Corp., a Delaware corporation (the "Parent"), in exchange for its 3,882,283 shares of Doubletree Common Stock, pursuant to an Agreement and Plan of Merger dated as of September 1, 1997 (the "1997 Merger Agreement") by and among Doubletree, Promus Hotel Corporation, a Delaware corporation ("Promus"), and Parent, providing for, among other things, (i) the merger of a newly formed subsidiary of the Parent with and into Doubletree, and (ii) the merger of a second newly formed subsidiary of the Parent with and into Promus, whereby each of Doubletree and Promus became a wholly owned subsidiary of the Parent and the stockholders of Doubletree and Promus became stockholders of the Parent. Pursuant to the 1997 Merger Agreement, each issued and outstanding share of Doubletree Common Stock was converted into the right to receive one share of Parent Common Stock. As a result, all of the shares of Doubletree Common Stock previously owned by Red Lion were converted into shares of Parent Common Stock, and Red Lion no longer owns any shares of Doubletree Common Stock.

Item 7.      Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of November 18, 1996 by and between Red Lion, a California Limited Partnership, and RLA-GP, Inc., a Delaware corporation, which was filed as Exhibit 1 to Schedule 13D filed on November 18, 1996 and is incorporated herein by reference.




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

                                    SIGNATURE


               After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 1998
                                      Red Lion, a California Limited Partnership

                                      By:  RLA-GP, Inc., its General Partner


                                      By: /s/ Michael Michelson
                                          ------------------------------------
                                      Name: Michael Michelson
                                      Title: Executive Vice President



                                      RLA-GP Inc., a Delaware corporation


                                      By: /s/ Michael Michelson
                                          ------------------------------------
                                      Name: Michael Michelson
                                      Title: Executive Vice President














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                                  EXHIBIT INDEX



                                                                                   Page Number
                                                                                   -----------
Exhibit 1      Joint Filing Agreement dated as of November 18, 1996 by and between Red Lion, a California Limited Partnership, and RLA-
               GP, Inc., a Delaware corporation, which was filed as Exhibit 1 to Schedule 13D filed on November 18, 1996 and is
               incorporated herein by reference.





















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